Exhibit 99.4
SUPPLEMENTARY OIL AND GAS INFORMATION - (UNAUDITED)
The disclosures contained in this section provide oil and gas information in accordance with the U.S. standard, “Extractive Activities – Oil and Gas”. Obsidian Energy’s financial reporting is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
For the years ended December 31, 2021 and 2020, Obsidian Energy has filed our reserves information under National Instrument
51-101
– “
Standards of Disclosure of Oil and Gas Activities
” (“NI
51-101”),
which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI
51-101.
The SEC requires disclosure of net reserves, after royalties, using
12-month
average prices and current costs; whereas NI
51-101
requires gross reserves, before royalties, using forecast pricing and costs. Therefore, the difference between the reported numbers under the two disclosure standards can be material.
For the purposes of determining proved oil and natural gas reserves for SEC requirements as at December 31, 2021 and 2020 Obsidian Energy used the
12-month
average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month
price for each month within the
12-month
period prior to the end of the reporting period.
NET PROVED OIL AND NATURAL GAS RESERVES
Obsidian Energy engaged independent qualified reserve evaluator, Sproule Associates Limited (“Sproule”), to evaluate Obsidian Energy’s proved developed and proved undeveloped oil and natural gas reserves. As at December 31, 2021 and 2020, all of Obsidian Energy’s oil and natural gas reserves are located in Canada. The changes in the Company’s net proved reserve quantities are outlined below.
Net reserves include Obsidian Energy’s remaining working interest and royalty reserves, less all Crown, freehold, and overriding royalties and other interests that are not owned by Obsidian Energy.
Proved reserves are those estimated quantities of oil, natural gas and natural gas liquids that can be estimated with a high degree of certainty to be economically recoverable under existing economic and operating conditions.
Proved developed reserves are those proved reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure to put the reserves on production. Proved developed reserves may be subdivided into producing and non-producing.
Proved undeveloped reserves are those reserves that are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.
Obsidian Energy cautions users of this information as the process of estimating oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include new technology, changing economic conditions and development activity.

YEAR ENDED DECEMBER 31, 2021
CONSTANT PRICES AND COSTS

Net Proved Developed and Proved Undeveloped Reserves (1)	Light and Medium Oil (mmbbl)	Heavy Oil and Bitumen (mmbbl)	Natural Gas (bcf)	Natural Gas Liquids (mmbbl)	Barrels of Oil Equivalent (mmboe)
December 31, 2020	40	2	140	6	70
Extensions & Discoveries	—	—	—	—	1
Improved Recovery & Infill Drilling	2	1	26	1	8
Technical Revisions	14	7	71	2	35
Acquisitions	—	2	2	0	2
Dispositions	—	—	—	—	—
Production	(4)	(1)	(20)	(1)	(9)

Change for the year	13	9	81	3	37

December 31, 2021	52	10	220	9	108

Developed	32	7	147	5	69
Undeveloped	21	3	73	3	39

Total (2)	52	10	220	9	108

(1)	Columns may not add due to rounding.
(2)	Obsidian Energy does not file any estimates of total net proved oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.
YEAR ENDED DECEMBER 31, 2020
CONSTANT PRICES AND COSTS

Net Proved Developed and Proved Undeveloped Reserves (1)	Light and Medium Oil (mmbbl)	Heavy Oil and Bitumen (mmbbl)	Natural Gas (bcf)	Natural Gas Liquids (mmbbl)	Barrels of Oil Equivalent (mmboe)
December 31, 2019	46	5	143	6	82
Extensions & Discoveries	—	—	—	—	—
Improved Recovery & Infill Drilling	2	—	5	—	3
Technical Revisions	(4)	(3)	11	—	(5)
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	(4)	(1)	(19)	(1)	(9)

Change for the year	(6)	(4)	(3)	(1)	(11)

December 31, 2020	40	2	140	6	70

Developed	26	2	105	4	48
Undeveloped	14	—	35	2	22

Total (2)	40	2	140	6	70

(1)	Columns may not add due to rounding.
(2)	Obsidian Energy does not file any estimates of total net proved oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.
In 2021, the Company’s development activities were primarily focused in the Cardium, with drilling occurring in the Willesden Green area throughout the year as well as in Pembina in the second half of 2021. In conjunction with our acquisition of the remaining 45 percent interest in the Peace River Oil Partnership (“PROP”) in the fourth quarter of 2021, the Company also resumed development drilling in Peace River in late 2021.

In 2020, in response to the low commodity price environment due to the
COVID-19
pandemic, the Company deferred our second half 2020 development program which resulted in minimal capital spending. In December 2020, the Company recommenced drilling within our Cardium play.
In 2021, oil prices recovered from the lows that occurred in the second quarter of 2020 as COVID-19 related restrictions eased and vaccine programs expanded. These higher commodity prices were the primary reason for the positive technical revisions in 2021.
On November 24, 2021, the Company acquired the remaining 45 percent partnership interest in the PROP from our joint venture partner through a wholly owned subsidiary. As a result, the Company’s interest in PROP increased to 100 percent resulting in full control.
CAPITALIZED COSTS

As at December 31, ($CAD millions)	2021	2020
Proved oil and gas properties	$10,528.7	$10,838.3
Unproved oil and gas properties	—	—

Total capitalized costs	10,528.7	10,838.3
Accumulated depletion and depreciation	(9,194.6)	(9,942.6)

Net capitalized costs	$1,334.1	$895.7

COSTS INCURRED

For the years ended December 31, ($CAD millions)	2021	2020
Property acquisition (disposition) costs (1)
Proved oil and gas properties – acquisitions	$33.8	$—
Proved oil and gas properties – dispositions	—	(0.1)
Unproved oil and gas properties	—	—
Exploration costs (2)	0.4	0.3
Development costs (3)	139.8	56.7
Change in decommissioning liability estimate	62.3	—

Capital expenditures	$236.3	$56.9

(1)	Acquisitions are net of disposition of properties.
(2)	Cost of geological and geophysical capital expenditures and costs on exploratory plays.
(3)	Includes equipping and facilities capital expenditures.
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN
The standardized measure of discounted future net cash flows is based on estimates made by Sproule of net proved reserves. Future cash inflows are computed based on constant prices and cost assumptions from annual future production of proved oil and natural gas reserves. Future development and production costs are based on constant price assumptions and assume the continuation of existing economic conditions. Constant prices are calculated as the average of the first day prices of each month for the prior 12-month calendar period. Deferred income taxes are calculated by applying statutory income tax rates in effect at the end of the fiscal period. The standardized measure of discounted future net cash flows is computed using a 10 percent
discount factor.

Obsidian Energy cautions users of this information that the discounted future net cash flows relating to proved oil and natural gas reserves are neither an indication of the fair market value of our oil and natural gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and natural gas reserves, nor is consideration given to the effect of anticipated future changes in oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent is arbitrary and may not reflect applicable future interest rates.
STANDARD MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

For the years ended December 31, ($CAD millions)	2021	2020
Future cash inflows	$6,105	$2,288
Future production costs	(2,486)	(1,108)
Future development/ abandonment costs	(813)	(586)

Undiscounted pre-tax cash flows	2,806	594
Deferred income taxes	(72)	—

Future net cash flows	2,734	594
Less 10% annual discount factor	(1,304)	(183)

Standardized measure of discounted future net cash flows	$1,430	$411

STANDARD MEASURE OF DISCOUNTED FUTURE NET CASH FLOW

For the years ended December 31, ($CAD millions)	2021	2020
Standardized measure of discounted future net cash flows at beginning of year	$411	$832
Oil and gas sales during period net of production costs and royalties (1)	(294)	(123)
Changes due to prices (2)	975	(419)
Actual development costs during the period (3)	141	57
Changes in future development costs (4)	(412)	69
Changes resulting from extensions, infills and improved recovery (5)	40	(2)
Changes resulting from discoveries (2)	—	—
Changes resulting from acquisitions of reserves (5)	70	—
Changes resulting from dispositions of reserves (5)	—	(3)
Accretion of discount (6)	41	83
Net change in income tax (7)	7	—
Changes resulting from other changes and technical reserves revisions plus effects on timing (8)	451	(83)

Standardized measure of discounted future net cash flows at end of year	$1,430	$411

(1)	Company actual before income taxes, excluding general and administrative expenses.
(2)	The impact of changes in prices and other economic factors on future net revenue.
(3)	Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4)	The change in forecast development costs.
(5)	End of period net present value of the related reserves.
(6)	Estimated as 10 percent of the beginning of period net present value.
(7)	The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.
(8)	Includes changes due to revised production profiles, development timing, operating costs, royalty rates and actual prices received versus forecast, etc.

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